601 Lexington Avenue New York, New York 10022
Christopher A. Kitchen To Call Writer Directly: (212) 446-4988 christopher.kitchen@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

June 14, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention:	Mr. Justin Dobbie
Mr. J. Nolan McWilliams

Re:	Justice Delaware Holdco Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed June 8, 2012
File No. 333-181261

Dear Mr. Dobbie and Mr. McWilliams,

This letter is being furnished on behalf of Justice Delaware Holdco Inc., a Delaware corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 13, 2012 to Martin E. Franklin, President of the Company, with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-181261) (the “Registration Statement”) that was filed on June 8, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. Amendment No. 3 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 3, two of which have been marked to show changes from the last filing of the Registration Statement.

Chicago     Hong Kong     London     Los Angeles     Munich     Palo Alto     San Francisco     Shanghai     Washington, D.C.

June 14, 2012

Industry Data, page ii

1.	Staff Comment: We note your response to prior comment 2. Please provide us with support for the data attributed to The NPD Group or a copy of the report from which this data was derived. Additionally, please confirm that data attributed to The NPD Group was not commissioned by you for use in connection with the registration statement or file the consent of The NPD Group as an exhibit to your amended registration statement. Refer to Securities Act Rule 436.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on pages ii and 102 to remove the data attributed to The NPD Group.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 44

2.	Staff Comment: As discussed in Note 22 to your audited financial statements, you have an agreement with Carrols to sell 278 of your company-owned restaurants. In this regard, it appears that your unaudited pro forma condensed consolidated financial statements should be revised to provide pro forma financial information with respect to the Carrols transaction. For guidance, please refer to Rule 11-01(a)(8) of Regulation S-X.

Response: Based upon the Staff’s comment, the Company has revised its unaudited pro forma condensed consolidated pro forma financial information to provide pro forma financial information with respect to the Carrols transaction.

Executive Compensation, page 120

Compensation Discussion and Analysis, page 120

Annual Cash Incentive Program, page 122

3.	Staff Comment: We note your response to prior comment 5 and reissue. Given that the individual achievement percentage comprises 50% of the achievement percentage component of the bonus payout formula and that no bonus is awarded if a named executive officer’s individual achievement is less than 50%, it appears that a named executive officer’s individual achievement percentage is material in the context of your executive compensation policies and decisions. Please disclose the actual individual achievement percentage for each named executive officer that was used to calculate each named executive officer’s cash incentive under the 2011 Annual Bonus Program.

Response: Based upon the Staff’s comment, the Company has revised the disclosure on page 123 to disclose the actual individual achievement percentage for each named executive officer.

June 14, 2012

Audited Financial Statements

Note 22. Subsequent Events, page F-106

4.	Staff Comment: We note that you expected the sale of 278 of your company-owned restaurants to Carrols to result in an impairment charge. Please update this disclosure with respect to your expectation of recording an impairment charge in connection with the Carrols transaction. Similarly, please revise your unaudited interim financial statements, as appropriate.

Response: Based upon the Staff’s comment, the Company has updated the disclosure on pages F-35 and F-106.

*     *     *     *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at me at (212) 446-4988 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,

/s/ Christopher A. Kitchen
Christopher A. Kitchen

Cc:	Martin Franklin, President, Justice Delaware Holdco Inc.
Daniel S. Schwartz, Chief Financial Officer, Burger King Holdings, Inc.
Jill Granat, General Counsel, Burger King Holdings, Inc.